Filed by Leucadia National Corporation

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended

Subject Company: Jefferies Group, Inc.

(Commission File No. 333-185318)

Leucadia National Corporation

February 8, 2013

Dear Shareholder:

We have previously sent to you proxy material for the Special Meeting of Leucadia National Corporation shareholders, to be held on February 28, 2013 to allow shareholders to vote on four proposals relating to our proposed merger with Jefferies Group, Inc.

You are being asked to vote on: (1) a proposal to approve the issuance of Leucadia common shares to stockholders of Jefferies to be issued as the merger consideration in connection with the proposed merger with Jefferies; (2) a proposal to approve an amendment to the transfer restrictions already contained in Leucadia’s certificate of incorporation to prevent any person from becoming a “5% shareholder” or being treated as owning more than 5% of the Leucadia common shares for purposes of Section 382 of the Internal Revenue Code of 1986, as amended; (3) an advisory (non-binding) vote on the compensation that may be paid or become payable to Leucadia’s named executive officers that is based on or otherwise related to the proposed transactions; and (4) a proposal to adjourn the Leucadia special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting.

Your Board of Directors unanimously recommends that shareholders vote FOR each of the proposals.

Approval of proposal 2 requires the affirmative vote of a majority of the outstanding shares. Therefore your vote is important, no matter how many or how few shares you may own.  If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Laura E. Ulbrandt
Assistant Vice President and Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-717-3926.

Important Information for Investors and Shareholders

In connection with the proposed merger between Leucadia and Jefferies, Leucadia filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Leucadia and Jefferies and that also constitutes a prospectus of Leucadia. The registration statement was declared effective by the SEC on January 28, 2013.  Leucadia and Jefferies mailed the joint proxy statement/prospectus to their respective shareholders and stockholders on or about January 30, 2013. Leucadia and Jefferies may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF LEUCADIA AND JEFFERIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Leucadia and Jefferies through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Leucadia and Jefferies by phone, e-mail or written request by contacting the investor relations department of Jefferies or Leucadia at the following:

Jefferies Group, Inc.
520 Madison Avenue, New York, NY 10022
Attn: Investor Relations
203-708-5975
info@jefferies.com

Leucadia National Corporation
315 Park Avenue South Address, New York, NY 10010
Attn: Investor Relations
212-460-1900
Participants in the Solicitation

Leucadia and Jefferies, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding Leucadia’s directors and executive officers is contained in Leucadia’s proxy statement dated April 13, 2012, which has been filed with the SEC. Information regarding Jefferies’ directors and executive officers is contained in Jefferies’ annual report on Form 10-K filed with the SEC on January 29, 2013. A more complete description is available in the registration statement and the joint proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Statements

This filing may contain “forward looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include statements about Jefferies’ and Leucadia’s future and statements that are not historical facts. These forward looking statements are usually preceded by the words “expect,” “intend,” “may,” “will,” or similar expressions. All information and estimates relating to the merger of Leucadia and Jefferies and the combination of those businesses constitute forward looking statements. Forward looking statements may contain expectations regarding post-merger activities and financial strength, operations, synergies, and other results, and may include statements of future performance, plans, and objectives. Forward looking statements also include statements pertaining to Leucadia and Jefferies strategies for future development of our businesses, the payment by Leucadia of quarterly dividends, the spin off of Leucadia’s Crimson Wine Group, and Leucadia’s ability to utilize certain of its tax attributes. Forward looking statements represent only Leucadia’s and Jefferies’ beliefs regarding future events, many of which by their nature are inherently uncertain or subject to change. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors that could cause actual results to differ, perhaps materially, from those in Leucadia’s and Jefferies’ forward looking statements is contained in reports that are filed and will be filed with the SEC. You should read and interpret any forward looking statement together with such reports.

For further information, please contact:

Peregrine Broadbent
Chief Financial Officer
Jefferies Group, Inc.
(212) 284-2338

or

Laura Ulbrandt
AVP and Corporate Secretary
Leucadia National Corporation
(212) 460-1900

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